ROSA A. TESTANI 212.872.8115 rtestani@akingump.com

March 31, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: John Reynolds

Re:	Warrior Met Coal, LLC
Amendment No. 1 to the Registration Statement on Form S-1
Filed March 27, 2017
File No. 333-216499

Dear Mr. Reynolds:

On behalf of Warrior Met Coal, LLC (the “Company”), reference is made to the letter dated March 30, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-216499 (the “First Amendment”). Pursuant to our telephonic conversation on March 30, 2017 with Mr. Burr with respect to the Comment Letter, attached hereto as Annex A are changed pages (the “Changed Pages”) that are marked to reflect the proposed revisions to the First Amendment that would be made in Amendment No. 2 to the Registration Statement based on the responses below.

For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto (including page references to the Changed Pages, when applicable). The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Securities and Exchange Commission March 31, 2017 Page 2

Prospectus Summary, page 1

1.	We note the disclosure on page 3 that the company’s 2016 average realized price was 99% of the HCC benchmark. However, footnote one on page 16 states that for the three months ended December 31, 2016 the average HCC quarterly benchmark price per metric ton was $200 and the company’s average realized price per metric ton was $169.47, which would be approximately 85% of the HCC benchmark. Please explain how you arrived at this percentage and revise the disclosure on page 3 to clearly discuss the most recent quarterly information.

In response to the Staff’s comment, the Company has revised its disclosure (i) on pages 3, 94 and 96 of the Changed Pages to clarify that the average gross realized price shown on such page excludes the effect of tons contracted in prior quarters and (ii) on page 16 of the Changed Pages to clarify that the average realized price shown on such page includes those tons contracted in prior quarters at lower HCC quarterly benchmark prices. The Company respectfully advises the Staff, and has revised its disclosure on pages 64 and 65 of the Changed Pages to clarify, that its average realized sales price per metric ton on a quarterly basis may differ from the average HCC quarterly benchmark price per metric ton and the Company’s average gross realized price for that respective quarter, primarily due to tons that were priced at a previous quarter’s HCC quarterly benchmark price but for which revenue was recognized in a subsequent quarter. In addition, there are certain quality specification adjustments that may occur that would result in a difference between the Company’s average realized sales price per metric ton and the average HCC quarterly benchmark price per metric ton and the Company’s average gross realized price.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected 2017 Targeted Operating Metrics, page 78

2.	We note your response to prior comment 3 and 6. Please tell us why you did not change the amounts presented (e.g. $109 to $118) when you changed the caption to costs of sales from cash cost of sales. In addition, tell us why you are comparing cost of sales to cash cost of sales when these are inherently different amounts and clarify what you mean by expected run rate cash cost of sales.

As noted in the response to comment 3 below, the Company has deleted the disclosure related to targeted operating metrics and such deletion is reflected on page 78 of the Changed Pages.

3.	We note your response to prior comment 7. We believe these targeted operating metrics are projections and therefore Item 10(b) of Regulation S-K would apply. Please revise your disclosure to comply with the guidance of Item 10(b) including the presentation of revenue, net income (loss) and earnings (loss) per share and the assumptions which in management’s opinion are most significant to the projections or are the key factors upon which the financial results of the enterprise depend.

Securities and Exchange Commission March 31, 2017 Page 3

In response to the Staff’s comment, the Company has deleted the disclosure related to targeted operating metrics and such deletion is reflected on page 78 of the Changed Pages.

* * * * *

Please do not hesitate to contact the undersigned at (212) 872-8115, or Shar Ahmed at (713) 220-8126, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Rosa A. Testani

Rosa A. Testani

cc:	Securities and Exchange Commission
Jonathan Burr
Pamela Howell
Myra Moosariparambil
Joel Parker
George Schuler

Warrior Met Coal, LLC
Dale W. Boyles

Fried, Frank, Harris, Shriver & Jacobson LLP
Daniel Bursky
Andrew Barkan

Annex A

[Attached]

resources are allocated to the mining, transportation and marketing of met coal. The premium HCC we produce at Mine No. 4 and Mine No. 7 is of a similar quality to coal referred to as the “benchmark HCC” produced in Australia, which is used to set quarterly pricing for the met coal industry. Coal from Mine No. 7 is classified as a premium low-volatility HCC and coal from Mine No. 4 is classified as a premium mid-volatility HCC. The combination of low sulfur, low-to-medium ash, low-to-medium volatility, and other characteristics of our coal, as well as our ability to blend them, makes our HCC product an important component within our customers’ overall coking coal requirements. As a result, our realized price has historically been in line with or at a slight discount to the HCC benchmark. Our 2016 average gross realized price of 99% of the HCC benchmark, excluding the effect of tons contracted for sale in prior quarters, is in significant contrast to other U.S. met coal producers, which we believe sell a relatively higher proportion of lower rank coals to domestic steel producers and achieved realized prices of approximately 80% to 90% of the HCC benchmark in 2016, based on data from public filings made by such other U.S. met coal producers, as adjusted based on mine-to-port transportation cost estimates from Wood Mackenzie.

Productive longwall mines with low operating costs. We employ a highly efficient longwall mining method with development support from continuous miners at both of our operating mines. This mining method, combined with a redesigned flexible mine plan implemented around the time of the Asset Acquisition allows us to adjust our production levels in response to market conditions to ensure maximum profitability and operating cash flow, throughout coal-pricing cycles. Around the time of the Asset Acquisition, we were able to structurally reduce the operating and logistical costs associated with Mine No. 4 and Mine No. 7. For the nine months ended December 31, 2016, our two operating mines had an average cash cost of sales free-on-board at the Port of Mobile of $82.84 per metric ton, compared to $112.96 per metric ton for the year ended December 31, 2015. Of note, we achieved this 26.7% reduction in cash cost of sales even though we are still in the process of ramping up production at Mine No. 4 and the second longwall within Mine No. 7. See “—Summary Consolidated and Combined Historical and Pro Forma Financial Data—Non-GAAP Financial Measures—Cash Cost of Sales” for the definition of cash cost of sales and a reconciliation of cash cost of sales to our most directly comparable financial measure calculated and presented in accordance with GAAP. These cost reductions were driven in large part by structurally sustainable changes to our overall operations we implemented around the time of the Asset Acquisition, in particular our new flexible mine plan, new initial CBA with the UMWA, and reduced rail, barge and port costs. According to Wood Mackenzie, in 2017, our overall operations are expected to be positioned in the first quartile (18th percentile) based on Operating Margin, among mines operated by U.S. seaborne met coal exporters. In addition, according to Wood Mackenzie, in 2017, our overall operations are expected to be positioned in the second quartile (33rd percentile) based on Operating Margin among all mines operating in the global seaborne met coal market.

Largest seaborne met coal supplier based in the Atlantic Basin with diverse customer base and significant reserve base. According to Wood Mackenzie, in 2017, we are expected to be the largest seaborne supplier of met coal based in the Atlantic Basin. Our location provides us with a significant freight advantage in serving our European and South American customers relative to competitors located in Australia and Western Canada whose coal must be shipped significantly longer distances. This advantage results in a higher margin for our met coal. We have a diverse customer base and have supplied many of our top customers continuously over the last decade. Our ability to serve customers in the Atlantic Basin is supported, as of December 31, 2016, based on a reserve report prepared by Marshall Miller, by approximately 107.8 million metric tons of recoverable coal reserves at our two operating mines. Together, these reserves provide an implied mine life of approximately 15 years at our historical operating rates. We have additional significant embedded growth potential that can be developed at our operating mines and at our undeveloped Blue Creek Energy Mine in a supportive met coal pricing environment. In particular, our undeveloped Blue Creek Energy Mine in Tuscaloosa County, Alabama contains, based on a reserve report prepared by Norwest, an additional 103.0 million metric tons of high-quality met coal recoverable reserves. Management is evaluating the future development of this new mine.

	Pro Forma(6)	Historical
	Successor	Successor	Predecessor
	December 31, 2016	December 31, 2016	December 31, 2015
		(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$150,045	$150,045	$79,762
Working capital(7)	$36,137	$226,137	$129,558
Mineral interests, net	$143,231	$143,231	$5,295
Property, plant and equipment, net	$496,959	$496,959	$567,594
Total assets	$947,631	$947,631	$802,137
Long-term debt(8)	$3,725	$3,725	$—
Total liabilities not subject to compromise	$384,664	$194,664	$126,720
Total members’ equity and parent net investment	$562,967	$752,967	$(820,861)

(1)	For the three months ended December 31, 2016, (i) the average HCC quarterly benchmark price per metric ton was $200.00, (ii) our average realized price per metric ton was $169.47, which includes approximately 154,000 carryover metric tons that were priced in the third quarter based on an average HCC quarterly benchmark price per metric ton of $92.00, but for which the revenue was recognized in the fourth quarter, (iii) metric tons sold were 0.9 million, (iv) our revenues were $153.5 million, (v) our Adjusted EBITDA, a non-GAAP financial measure, was $51.3 million, (vi) our cash cost of sales, a non-GAAP financial measure, per metric ton were $88.41 and (vii) our capital expenditures were $3.1 million. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures—Adjusted EBITDA.” For a definition of cash cost of sales and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures—Cash Cost of Sales.”
(2)	We present certain per share data on a supplemental pro forma basis to the extent that the proceeds from this offering will be deemed to be used to fund the Special Distribution of $190.0 million. For further information on the supplemental pro forma per share data, see Note 26 to our audited financial statements included elsewhere in this prospectus.
(3)	Capital expenditures consist of the purchases of property, plant and equipment.
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures—Adjusted EBITDA.”
(5)	Cash cost of sales is a non-GAAP financial measure. For a definition of cash cost of sales and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures—Cash Cost of Sales.”
(6)	Reflects the declaration of the Special Distribution. See Note 26 to our audited financial statements appearing elsewhere in this prospectus for information regarding this unaudited pro forma balance sheet data.
(7)	Working capital consists of current assets less current liabilities.
(8)	Represents a security agreement and the long-term portion of a promissory note assumed in the Asset Acquisition. The agreement was entered into for the purchase of underground mining equipment. The promissory note matures on March 31, 2019, has a fixed interest rate of 4.00% per annum and is secured by the underground mining equipment it was used to purchase.

Non-GAAP Financial Measures

Cash Cost of Sales

Cash cost of sales is based on reported cost of sales and includes items such as freight, royalties, manpower, fuel and other similar production and sales cost items, and may be adjusted for other items that, pursuant to accounting principles generally accepted in the United States (“GAAP”), are classified in the Statements of Operations as costs other than cost of sales, but relate directly to the costs incurred to produce met coal and sell it free-on-board at the Port of Mobile. Our cash cost of sales per metric ton is calculated as the cash cost of metric tons sold divided by the metric tons sold.

How We Evaluate Our Operations

Our primary business, the mining and exporting of met coal for the steel industry, is conducted in one business segment: Mining. All other operations and results are reported under the “All Other” category as a reconciling item to consolidated amounts, which includes the business results from our sale of natural gas extracted as a byproduct from our underground coal mines and royalties from our leased properties. Our natural gas and royalty businesses do not meet the criteria in ASC 280, Segment Reporting, to be considered as operating or reportable segments.

Our management uses a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include: (i) Segment Adjusted EBITDA; (ii) sales volumes and average selling price, which drive coal sales revenue; (iii) cash cost of sales, a non-GAAP financial measure; and (iv) Adjusted EBITDA, a non-GAAP financial measure.

	Successor	Predecessor
	For the nine months ended December 31, 2016	For the three months ended March 31, 2016	For the year ended December 31, 2015
(in thousands)
Segment Adjusted EBITDA	$31,837	$(7,143)	$(115,197)
Metric tons sold	2,391	777	5,121
Average selling price per metric ton	$115.67	$83.85	$100.44
Cash cost of sales per metric ton	$82.84	$69.74	$112.96
Adjusted EBITDA	$50,089	$(9,048)	$(145,805)

Segment Adjusted EBITDA

We define Segment Adjusted EBITDA as net income adjusted for other revenues, cost of other revenues, depreciation and depletion, selling, general and administrative, and certain transactions or adjustments that the CEO, our Chief Operating Decision Maker does not consider for the purposes of making decisions to allocate resources among segments or assessing segment performance. Segment Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	our operating performance as compared to the operating performance of other companies in the coal industry, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to pay distributions;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

Sales Volumes and Average Selling Price

We evaluate our operations based on the volume of coal we can safely produce and sell in compliance with regulatory standards, and the prices we receive for our coal. Our sales volume and sales prices are largely dependent upon the terms of our annual coal sales contracts, for which prices generally are set on a quarterly basis. The volume of coal we sell is also a function of the pricing environment in the domestic and international met coal markets. We evaluate the price we receive for our coal on an average sales price per metric ton basis. Our average sales price per metric ton represents our coal sales revenue divided by total metric tons of coal sold. On a quarterly basis, our average realized sales price per metric ton may differ from the average HCC quarterly benchmark price per metric ton and our average gross realized price for that respective quarter, primarily due to tons that were priced at a previous quarter’s benchmark price, but for which revenue was recognized in a subsequent quarter. In addition, there are certain quality specification adjustments that may occur that would result in a difference between our average realized sales price per metric ton and the average HCC quarterly benchmark price per metric ton and our average gross realized price.

Cash Cost of Sales

We evaluate our cash cost of sales on a cost per metric ton basis. Cash cost of sales is based on reported cost of sales and includes items such as freight, royalties, manpower, fuel and other similar production and sales cost items, and may be adjusted for other items that, pursuant to GAAP, are classified in the Statements of Operations as costs other than cost of sales, but relate directly to the costs incurred to produce met coal. Our cash cost of sales per metric ton is calculated as cash cost of sales divided by the metric tons sold. Cash cost of sales is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	our operating performance as compared to the operating performance of other companies in the coal industry, without regard to financing methods, historical cost basis or capital structure; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of cash cost of sales in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to cash cost of sales is cost of sales. Cash cost of sales should not be considered an alternative to cost of sales or any other measure of financial performance or liquidity presented in accordance with GAAP. Cash cost of sales excludes some, but not all, items that affect cost of sales, and our presentation may vary from the presentations of other companies. As a result, cash cost of sales as presented below may not be comparable to similarly titled measures of other companies. For a reconciliation of cash cost of sales to total cost of sales, the most directly comparable GAAP financial measure, on a historical basis and pro forma basis, please read “Prospectus Summary—Summary Consolidated and Combined Historical and Pro Forma Financial Data—Non-GAAP Financial Measures—Cash Cost of Sales.”

Adjusted EBITDA

We define Adjusted EBITDA as net loss before net interest expense, income tax expense (benefit), depreciation and depletion, net reorganization items, gain on extinguishment of debt, restructuring costs, asset impairment charges, transaction and other costs, Mine No. 4 idle costs, VEBA contributions, non-cash stock compensation expense and non-cash asset retirement obligation accretion. Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	our operating performance as compared to the operating performance of other companies in the coal industry, without regard to financing methods, historical cost basis or capital structure; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of Adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to Adjusted EBITDA is net loss. Adjusted EBITDA should not be considered an alternative to net income or loss or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjustments excludes some, but not all, items that affect net loss and our presentation of Adjusted EBITDA may vary from that presented by other companies. For a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, on a historical basis and pro forma basis, please read “Prospectus

Capital Expenditures

Our mining operations require investments to maintain, expand, upgrade or enhance our operations and to comply with environmental regulations. Maintaining and expanding mines and related infrastructure is capital intensive. Specifically, the exploration, permitting and development of met coal reserves, mining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require ongoing capital expenditures. While a significant amount of the capital expenditures required at our mines has been spent, we must continue to invest capital to maintain our production. In addition, any decisions to increase production at our mines or to develop the high-quality met coal recoverable reserves at our Blue Creek Energy Mine in the future could also affect our capital needs or cause future capital expenditures to be higher than in the past and/or higher than our estimates.

To fund our capital expenditures, we will be required to use cash from our operations, incur debt or sell equity securities. Our ability to obtain bank financing or our ability to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our current or future debt agreements, as well as by general economic conditions, contingencies and uncertainties that are beyond our control.

Our capital expenditures were $11.5 million for the nine months ended December 31, 2016, $5.4 million for the three months ended March 31, 2016 and $65.0 million for the year ended December 31, 2015. Capital expenditures for these periods primarily related to investments required to maintain our property, plant and equipment. We evaluate our spending on an ongoing basis in connection with our mining plans and the prices of met coal taking into consideration the funding available to maintain our operations at optimal production levels.

We have a significant capital investment program underway in 2017 to upgrade all key production equipment to further improve efficiency and reliability. Our capital spending is expected to range from $12 to $15 million in the first quarter of 2017 (consisting of sustaining capital expenditures expected to range from $10 to $12 million and discretionary capital expenditures expected to range from $2 to $3 million) and from $97 to $117 million for the full year 2017 (consisting of sustaining capital expenditures expected to range from $61 to $65 million and discretionary capital expenditures expected to range from $36 to $52 million), including discretionary spending that had been deferred in prior years due to the low met coal pricing environment. These amounts do not include any potential spending associated with our Blue Creek Energy Mine should we decide to develop it for production.

Contractual Obligations

The following is a summary of our significant contractual obligations at December 31, 2016. As of the date of this prospectus, since December 31, 2016, no material transactions have occurred that would materially affect the following schedule.

	Payments due by Year
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Promissory note (principal and interest)(1)	$6,884	$3,060	$3,824	$—	$—
Minimum throughput obligations(2)	312,066	35,635	71,683	72,248	132,500
Royalty obligations(3)	90,953	4,835	10,684	10,324	65,110
Black lung obligations(4)	85,134	1,524	4,139	3,950	75,521
Asset retirement obligations(4)	155,978	9,575	11,269	16,161	118,973
VEBA obligations(5)	4,167	4,167	—	—	—

Total contractual obligations	$655,182	$58,796	$101,599	$102,683	$392,104

(1)

Represents a security agreement and promissory note assumed in the Asset Acquisition. The agreement was entered into for the purchase of underground mining equipment. The promissory note matures on March 31,

According to Wood Mackenzie, the five largest U.S. exporters of met coal in 2016 are expected to be Alpha Natural Resources, Inc., Blackhawk Mining, LLC, Arch Coal, Coronado Coal, LLC, and Warrior Met Coal, LLC. These five producers are expected to account for approximately 64.3% of U.S. met coal exports in 2016. Wood Mackenzie projects that for 2017, we will be the largest U.S. met coal exporter by tonnage due to our restart of the longwall systems we idled in the first half of 2016.

Overview of the European Steel Market

European steel mills typically source coal from a number of met coal producers in an effort to optimize the coal blend in their blast furnaces. According to Wood Mackenzie, in 2015, European met coal imports (both seaborne and landborne) came 32.8% from Australia, 28.1% from the United States, 21.1% from Russia and 18.0% from the rest of the world. Our largest competitors in the European market are exporters from Australia and Russia. For 2016, the largest met coal producers from Australia are expected to be BHP Billiton Ltd. (in alliance with Mitsubishi Corporation), Anglo American Plc, Peabody Energy Corporation and Rio Tinto Plc. The largest met coal producers from Russia for 2016 are expected to be EVRAZ plc., PAO Mechel, UK Kuzbassrazrezugol OAO, Sibuglemet Holding and PAO Severstal.

Competitive Dynamics

Substantially all of our met coal sales are exported. Our major competitors also sell into our core geographic end-markets of Europe and South America. We compete with producers of premium met coal primarily from Australia, while also competing, to a lesser extent, with met coal producers from Canada, Russia and the United States. The principal factors on which we compete are coal prices at the port of delivery, coal quality and characteristics, customer relationships and the reliability of supply. Of note, the benchmark quality met coal produced by us and select Australian mines have very high coking strengths as indicated by coke strength after reaction (“CSR”) scores compared to other low-vol met coals from U.S. mines. This contributes to our very high price realizations relative to the HCC benchmark, including a 99% average gross realized price (excluding the effect of tons contracted for sale in prior quarters) in 2016. In contrast, based on data from public filings made by other U.S. met coal producers that sell a higher proportion of lower-ranked coals, as adjusted based on mine-to-port transportation cost estimates from Wood Mackenzie, we believe that other U.S. met coal producers realized prices of approximately 80 to 90% of the HCC benchmark in 2016.

U.S. met coals with lower CSR scores are most easily sold to U.S. steel mills, which are comparatively older and smaller than their European, Asian and Brazilian counterparts and have lower coking strength requirements. As such, we believe that other U.S. met coal producers are particularly impacted by the competitiveness and financial health of the U.S. steel industry. Conversely, our coals are competitive with coals from Australian mines, and are more exposed to the global economy and worldwide demand for steel. In this vein, we believe that we may be able to market our coal to Japanese steelmakers that have indicated a desire to diversify away from Australian met coal producers.

We believe that we are uniquely advantaged to sell to our primary European customer base relative to other North American met coal producers due to (i) the superior quality and higher strength of the coal produced at our Mine No. 4 and Mine No. 7; and (ii) our freight cost advantage from the Port of Mobile, Alabama, which, according to Wood Mackenzie, enables us to deliver our product to the European market in approximately two weeks, in contrast to the approximately five weeks required to ship HCC from Australia to the European market. We are similarly able to access key Brazilian ports in two weeks.

time of the Asset Acquisition, allowing us to maximize profitability and operating cash flow. For example, we operated our mines at reduced levels in the early part of 2016 in response to weak met coal market conditions throughout the first nine months of 2016, during which we produced 2.2 million metric tons of met coal. During the fourth quarter of 2016, we commenced ramping up production in response to the increase in the HCC benchmark price, which resulted in us producing 3.1 million metric tons of met coal for the year ended December 31, 2016. During 2013, when the HCC quarterly benchmark price averaged $159 per metric ton, our two operating mines produced a combined 7.3 million metric tons, which we estimate equals our current capacity. We are increasing our production during 2017 and, given our favorable cost structure, generate significantly higher operating cash flow.

For the year ended December 31, 2015 and the nine months ended December 31, 2016, our coal operations:

•	generated sales of $514.3 million and $276.6 million, respectively; and

•	incurred cost of sales of $601.5 million and $244.7 million, respectively.

Our Competitive Strengths

We believe that we have the following competitive strengths:

Exposure to “pure play,” high quality met coal production. Unlike many other mining companies, substantially all of our revenue is derived from the sale of met coal in the global seaborne markets. All of our resources are allocated to the mining, transportation and marketing of met coal. The premium HCC we produce at Mine No. 4 and Mine No. 7 is of a similar quality to coal referred to as the “benchmark HCC” produced in Australia, which is used to set quarterly pricing for the met coal industry. Coal from Mine No. 7 is classified as a premium low-volatility HCC and coal from Mine No. 4 is classified as a premium mid-volatility HCC. The combination of low sulfur, low-to-medium ash, low-to-medium volatility, and other characteristics of our coal, as well as our ability to blend them, makes our HCC product an important component within our customers’ overall coking coal requirements. As a result, our realized price has historically been in line with or at a slight discount to the HCC benchmark. Our 2016 average gross realized price of 99% of the HCC benchmark, excluding the effect of tons contracted for sale in prior quarters, is in significant contrast to other U.S. met coal producers, which we believe sell a relatively higher proportion of lower rank coals to domestic steel producers and achieved realized prices of approximately 80% to 90% of the HCC benchmark in 2016, based on data from public filings made by such other U.S. met coal producers, as adjusted based on mine-to-port transportation cost estimates from Wood Mackenzie.

Productive longwall mines with low operating costs. We employ a highly efficient longwall mining method with development support from continuous miners at both of our operating mines. This mining method, combined with a redesigned flexible mine plan implemented around the time of the Asset Acquisition allows us to adjust our production levels in response to market conditions to ensure maximum profitability and operating cash flow, throughout coal-pricing cycles. Around the time of the Asset Acquisition, we were able to structurally reduce the operating and logistical costs associated with Mine No. 4 and Mine No. 7. For the nine months ended December 31, 2016, our two operating mines had an average cash cost of sales free-on-board at the Port of Mobile of $82.84 per metric ton, compared to $112.96 per metric ton for the year ended December 31, 2015. Of note, we achieved this 26.7% reduction in cash cost of sales even though we are still in the process of ramping up production at Mine No. 4 and the second longwall within Mine No. 7. See “—Summary Consolidated and Combined Historical and Pro Forma Financial Data—Non-GAAP Financial Measures—Cash Cost of Sales” for the definition of cash cost of sales and a reconciliation of cash cost of sales to our most directly comparable financial measure calculated and presented in accordance with GAAP. These cost reductions were driven in large part by structurally sustainable changes to our overall operations we implemented around the time of the Asset Acquisition, in particular our new flexible mine plan, new initial CBA with the UMWA, and reduced rail, barge and port costs. According to Wood Mackenzie, in 2017, our overall operations are expected to be positioned in the first quartile (18th percentile) based on Operating Margin, among mines operated by U.S. seaborne met coal